EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the "**Agreement**") is entered into as of March 17, 2005 (the "**Effective Date**"), by and between HERITAGE COMMERCE CORP, a California corporation (the "**Company**") and Walter Kaczmarek, an individual (the "**Executive**").

RECITALS

WHEREAS, the Compensation Committee of the Board of Directors of the Company has approved and authorized the entry into this Agreement with the Executive; and

WHEREAS, the parties desire to enter into this Agreement to set forth the terms and conditions for the employment relationship of the Executive with the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements herein contained and intending to be legally bound hereby, the Company and the Executive hereby agree as follows:

1.   Employment.

1.1   Title. The Executive is employed as President and Chief Executive Officer. In this capacity, the Executive shall have such duties and responsibilities as may be designated to him by the Board of Directors of the Company (the "**Board**") from time to time that are not inconsistent with the Executive's position as Chief Executive Officer.

1.2   Full-Time Employment. During the Term (as defined in Section 2), and excluding any period of vacation and sick leave to which the Executive is entitled, the Executive agrees to devote his full attention and time during normal business hours to the business and affairs of the Company in a manner and with such results as are consistent with his position and compensation and to use the Executive's best efforts to perform such responsibilities. During the Term it shall not be a violation of this Agreement for the Executive to (A) serve on corporate, civic or charitable boards or committees, (B) deliver lectures, fulfill speaking engagements or teach at educational institutions and (C) manage personal investments, so long as such activities do not significantly interfere with the performance of the Executive's responsibilities as an employee of the Company in accordance with this Agreement.

1.3   Standard. The Executive will set a high standard of professional conduct given his role with the Company and his responsibility relative to the Company's presence and stature in the community. The Executive will, at all times, emulate this high professional standard of conduct in order to develop and enhance the Company's reputation and image. The Executive will comply with all pertinent regulatory standards as may affect the Company.

1.4   Location. The Executive shall provide services for the Company at its principal executive offices located in San Jose California or at any office or location less than 10 miles from San Jose California.

2.   Term. Subject to the provisions of Section 6 below, the Company hereby agrees to employ and continue in its employ the Executive, and the Executive hereby accepts such employment and agrees to remain in the employ of the Company, for the period commencing on the date of this Agreement and ending on the third anniversary of such date (the "Term"); provided that commencing on the first day of the month next following the Effective Date hereof, and on the first day of each month thereafter (the most recent of such dates is hereinafter referred to as the "Renewal Date"), the Term shall be automatically extended so as to terminate three years from such Renewal Date.

3.   Compensation.

     3.1   Salary. Subject to the further provisions of this Agreement, the Company shall pay the Executive a salary at an annual rate equal to $300,000, with potential increases reviewable annually by the Board. Such salary shall be payable by the Company to the Executive not less frequently than monthly. Participation in deferred compensation, discretionary or performance bonus, retirement, stock option and other employee benefit plans and in fringe benefits shall not reduce the annual rate.

     3.2   Bonus. The Executive shall be awarded, for each calendar year ending during the Term of this Agreement (prorated for partial years), an annual bonus (the "**Annual Bonu**s") under the Company's Annual Performance Incentive Plan (the "**API Plan**") subject to the terms, conditions and limitations of the API Plan. The Compensation Committee or any successor committee designated by the Board to perform similar functions (the "**Compensation Committee**") shall establish in its discretion the terms, conditions and limitations of the API Plan including a percentage of Base Salary that may be awarded as an award under the API Plan as a result of achievement of a performance incentive targets which percentage shall be up to the greater of: (i) 100% of the Executive's Base Salary; or (ii) the maximum percentage permitted by the API Plan.

     3.3   Participation in Employee Benefit Plans. During the Term of this Agreement, the Executive and/or the Executive's family, as the case may be, shall be eligible to participate in and shall receive all benefits (pension, thrift, profit sharing, life insurance, medical coverage, education, or other retirement or employee benefits) under employee benefit plans, practices, policies and programs provided by the Company to the extent applicable generally to other executives in comparable positions with the Company.

          (a)   401(k). The Company maintains a 401(k) plan for its eligible employees. Subject to the terms and conditions set forth in the official plan documents, the Executive will be eligible to enroll in the 401(k) plan, and shall receive a matching contribution in accordance with the terms of the 401(k) plan from the Company in an amount no less than the lesser of 50% of the Executive's contribution or $1,500 per year.

(b)   Medical. The Executive shall have the option to participate in either of the Company's standard group HMO or PPO plans. The Executive shall also receive a company-provided annual physical.

(c)   Dental. The Executive shall have the option to participate in the Company's standard group dental plan which, subject to any deductible, provides for reimbursement for out of pocket dental expenses up to an annual level of $1,500.

(d)   Vision. The Executive shall have the option to participate in the Company's standard group vision plan which, subject to any deductible, provides for reimbursement for out of pocket vision expenses up to an annual maximum of $300 per employee or $700 per family.

(e)   Employee Stock Ownership Plan. The Executive shall have the option to participate in the Company's Employee Stock Ownership Plan on the same basis as other executives in comparable positions with the Company.

(f)   Other. The Executive's eligibility and all other terms and conditions of the Executive's participation in the Company's benefit plans will be governed by the official plan documents which may change from year-to-year. Notwithstanding the foregoing, at a minimum the Executive shall be entitled to the same benefits as all other executives in comparable positions with the Company.

3.4   2004 Stock Option Plan. The Executive will receive an Incentive Stock Option grant of 50,000 shares of Common Stock pursuant to the terms of the Company's 2004 Stock Option Plan (the "2004 Plan"). The grant date of the options will be the Effective Date. The exercise price will be the Fair Market Value for the Company's Common Stock on the date of grant as defined in the 2004 Plan. The Executive's options will vest in daily increments of 1/1460th of the grant until fully vested and shall expire ten years from the date of grant. All such options shall be subject to the terms and conditions of the 2004 Plan and shall be conditioned upon the Executive's execution of an option agreement with the Company in a form specified by the Compensation Committee. In the event that the Executive's employment is terminated by the Company without Cause (as hereinafter defined) or by the Executive for Good Reason (as hereinafter defined), any options not exercisable on the Date of Termination (as hereinafter defined), shall become immediately exercisable subject to expiration or termination as set forth in the 2004 Plan. Upon a Terminating Event (as defined in the 2004 Plan) such options shall become immediately exercisable subject to terms of the 2004 Plan.

3.5   Restricted Stock. The Company shall award the Executive 51,000 restricted shares of Common Stock. The date of the award of the restricted shares will be the Effective Date. The Executive's restricted stock shall vest as follows: 25% on the third anniversary of the Effective Date, 25% on the fourth anniversary of the Effective Date, 25% on the fifth anniversary of the Effective Date and 25% on the sixth anniversary of the Effective Date; provided, however, that should a Change of Control occur or if the Executive's employment with the Company is terminated without Cause or for Good Reason or as a result of Executive's death or Disability, the Executive shall be immediately fully vested. Certificate(s) for such restricted shares shall be held in escrow and shall contain legends, which indicate the shares are subject to forfeiture and transfer restrictions. The grant of restricted shares of Common Stock shall be conditioned upon the Executive's execution of a Restricted Stock Agreement.

3.6   Supplemental Executive Retirement Plan.   The Company maintains a Supplemental Executive Retirement Plan ("**SERP**") for its executive officers. Subject to the terms and conditions set forth in the official plan documents, the Executive will be eligible to receive an annual benefit of up to $250,000 payable monthly commencing one month after the Executive's sixty-second birthday. In the event that the Executive is terminated by the Company without Cause or if the Executive terminates for Good Reason, the Executive shall be credited with an additional two years of service for purposes of the Applicable Percentage (as defined in the SERP). All other terms and conditions of the Executive's participation in the SERP will be governed by the official plan documents.

3.7   Business Expenses. During the Term of this Agreement, the Executive shall be entitled to incur and be reimbursed for all reasonable business expenses. The Company agrees that it will reimburse the Executive for all such expenses upon the presentation by the Executive, from time to time, of an itemized account of such expenditures setting forth the date, the purposes for which incurred, and the amounts thereof, together with such receipts showing payments in conformity with the Company's established policies. Reimbursement shall be made within a reasonable period after the Executive's submission of an itemized account.

3.8   Fringe Benefits. During the Term of this Agreement pursuant to this Agreement, the Executive shall be entitled to receive the following fringe benefits:

(a)   a monthly auto allowance of $1,000 per month plus gasoline and maintenance;

(b)   payment of the monthly dues at one country club of the Executive's choice;

(c)   payment of the monthly dues at the Capital Club;

(d)   an annual allowance of $1,200 for tax preparation; and

(e)   such other fringe benefits, commensurate with those available to other executives in comparable positions with the Company in accordance with the policies of Company as in effect from time to time. To the extent that the level of any such benefits is based upon seniority or compensation levels, the Company shall make an appropriate and proportionate adjustment to the Executive's benefits.

3.9   Vacations. During the Term of this Agreement, the Executive shall be entitled to paid vacation in accordance with the most favorable plans, policies, programs and practices of the Company as in effect for the Executive or for other executives in comparable positions with the Company; provided, however, that the Executive shall be entitled to earn paid vacation at the rate of not less than 2.5 days vacation days for each calendar month of employment. Vacation may be accrued up to a maximum of 30 days of earned vacation. Once this maximum is reached, the Executive shall cease to earn or accrue vacation unless and until the Executive takes vacation and the Executive's accrued vacation has dropped below the maximum accrual level, at which time the Executive shall recommence to earn and accrue paid vacation. The date or dates of vacation shall be determined by the Executive and the Board, and will be subject to the Company's business requirements.

3.10   Insurance. During the Term of this Agreement, the Executive shall be entitled to the following insurance coverages for his benefit; all premiums to be paid by the Company:

(a)   Life Insurance. Provided the Executive meets insurability standards, the Executive will receive life insurance coverage in the amount of two times the Executive's Base Salary up to a maximum of $700,000. This coverage will be provided through a whole life insurance policy owned by the Company with the premium paid by the Company; the Executive shall designate the beneficiary of the life insurance provided by this Subsection 3.10(a).

(b)   Disability Insurance. The Executive shall participate in the Company's standard group short and long term disability coverage. Short term coverage currently provides a monthly benefit of not less than 66 2/3% of the Executive's Base Salary up to a maximum of $3,461 per month and long-term disability coverage currently provides a monthly benefit of not less than 66 2/3% of the Executive's Base Salary up to a maximum of $15,000 per month.

(c)   Long Term Care Insurance. The Company will provide the Executive with long term care insurance which will provide an annual benefit of up to $72,000.

(d)   Other. The Executive's eligibility and all other terms and conditions of the Executive's under the Company insurance and disability plans will be governed by the official plan documents which may change from year-to-year. Notwithstanding the foregoing, at a minimum the Executive shall be entitled to the same benefits as all other executives in comparable positions with the Company.

4.   Indemnity. The Company shall indemnify and hold the Executive harmless from any cost, expense or liability arising out of or relating to any acts or decisions made by the Executive on behalf of or in the course of performing services for the Company to the same extent the Company indemnifies and holds harmless other executive officers and directors of the Company and in accordance with the Company's articles of incorporation, bylaws and established policies. During the Term of this Agreement, the Company agrees to maintain director and officer liability insurance.

5.   Certain Terms Defined. For purposes of this Agreement:

5.1   "**Accrued Obligations**" means the sum of the Executive's Base Salary and accrued vacation through the Date of Termination to the extent not theretofore paid, outstanding expense reimbursements and any compensation previously deferred by the Executive to the extent not theretofore paid.

5.2   "**Base Salary**" means, as of any Date of Termination of employment, the highest annual salary of the Executive in any of the last three years preceding such Date of Termination.

5.3   "**Cause**" shall mean (i) the Executive willfully breaches or habitually neglects the duties which the Executive is required to perform under this Agreement; (ii) the Executive commits an intentional act of moral turpitude that has a material detrimental effect on the reputation or business of the Company; or (iii) the Executive is convicted of a felony or commits any material and actionable act of dishonesty, fraud, or intentional material misrepresentation in the performance of the Executive's duties under this Agreement. If the Company decides to terminate the Executive's employment for Cause, the Company will provide the Executive with notice specifying the grounds for termination, accompanied by a brief written statement stating the relevant facts supporting such grounds. Upon termination of the Executive's employment for Cause, the Executive will not be entitled to any further amounts under this Agreement, except for the Base Salary accrued and unpaid vacation pay and any rights under the 2004 Plan earned through the last day of the Executive's employment.

       5.4   "**Change of Control**" shall mean:

       (a)   the acquisition by any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") (a "**Person**") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 40% or more of either (i) the then outstanding shares of common stock of the Company (the "**Outstanding Company Common Stock**" or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "**Outstanding Company Voting Securities**"); provided, however, that for purposes of this Subsection (a), the following acquisitions shall not constitute a Change of Control; (i) any acquisition directly from the Company, (ii) any acquisition by the Company that reduces the number of shares issued and outstanding through a stock repurchase program or otherwise, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of Subsection (c) of this Section 5.4; or

       (b)   a majority of the individuals who, as of the Effective Date, constitute the Board (the "**Incumbent Board**") cease for any reason other than resignation, death or disability to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

       (c)   consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "**Business Combination**"), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(d)   approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

5.5   "**Code**" means the Internal Revenue Code of 1986, as amended and any successor provisions to such sections.

5.6   "**Common Stock**" means shares of the Company's common stock, no par value.

5.7   "**Date of Termination**" means (i) if the Executive's employment is terminated due to the Executive's death, the Date of Termination shall be the date of death; (ii) if the Executive's employment is terminated due to Disability, the Date of Termination is the Disability Effective Date; (iii) if the Executive's employment is terminated by the Company for Cause, the Date of Termination is the date on which the Company gives notice to the Executive of such termination; (iv) if the Executive's employment is terminated by the Company without Cause or by the Executive for Good Reason, the Date of Termination shall be the date specified in the notice of termination (which date shall not be more than 30 days after the date on which such notice of termination is given); and (v) if the Executive's employment terminates for any other reason, the Date of Termination shall be the Executive's final date of employment.

5.8   "**Disability**" shall mean a physical or mental condition of the Executive which occurs and persists and which, in the written opinion of a physician selected by the Company or its insurers and acceptable to the Executive or the Executive's legal representative, and, in the written opinion of such physician, the condition will render the Executive unable to return to his duties for an indefinite period of not less than 90 days.

5.9   "**Good Reason**" shall mean:

(a)   any material adverse change in the salary, API Plan, status, responsibilities, authority, and duties (including offices held, titles and reporting requirements) of the Executive, as contemplated by Section 1 of this Agreement;

(b)   any failure by the Company to comply with any of the provisions of Sections 3 or 4 of this Agreement, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Executive;

(c)   the Company's requiring the Executive to be based at any office or location other than as provided in Section 1.4 of this Agreement;

(d)   any purported termination by the Company of the Executive's employment otherwise than as expressly permitted by this Agreement; or

(e)   any failure by the Company to comply with and satisfy Section 7 of this Agreement.

For purposes of this Section 5.9, any reasonable good faith determination of "Good Reason" made by the Executive shall be conclusive.

6.   Termination.

6.1   This Agreement may be terminated for the following reasons:

(a)   Death. This Agreement shall terminate automatically upon the Executive's death.

(b)   Disability. In the event of the Executive's Disability, the Company may give the Executive a notice of termination. In such event, the Executive's employment with the Company shall terminate effective on the 30th day after receipt of such notice by the Executive (the "Disability Effective Date") provided that within the 30 days after such receipt, the Executive shall not have returned to full-time performance of the Executive' duties.

(c)   Cause. The Company may terminate the Executive for Cause.

(d)   Without Cause. The Company may terminate the Executive without Cause.

(e)   Good Reason. The Executive may terminate this Agreement for Good Reason upon 30 days notice to the Company.

6.2   Certain Benefits upon Termination.

(a)   Termination without Cause/ Termination for Good Reason. If, during the Term, the Company shall terminate the Executive's employment for any reason other than Cause, death or Disability, or the Executive terminates employment for Good Reason, the Company shall pay to the Executive in a lump sum in cash within 30 days after the Date of Termination the aggregate of the following amounts:

(i)   the Accrued Obligations;

(ii)   the amount equal to the product of (A) two and (B) the sum of (x) the Executive's annual Base Salary and (y) the highest Annual Bonus paid or payable, including any bonus or portion thereof which has been earned but deferred (and annualized for any year during which the Executive was employed for less than twelve full months), for the most recently completed three years during the Term, if any (such higher amount being referred to as the "**Highest Annual Bonus**");

(iii)   For three years after the Executive's Date of Termination, or such longer period as may be provided by the terms of the appropriate plan, program, practice or policy, the Company shall continue benefits to the Executive and/or the Executive's family at least equal to those which would have been provided to them in accordance with the plans, programs, practices and policies described in Section 3.3 of this Agreement if the Executive's employment had not been terminated, but not less favorable than that provided to other executives in comparable positions with the Company; provided, however, the Company's obligation hereunder with respect to the foregoing benefits shall be limited to the extent that the Executive obtains any such benefits pursuant to a subsequent employer's benefit plans, in which case the Company may reduce the coverage of any benefits it is required to provide the Executive hereunder so long as the aggregate coverages and benefits of the combined benefit plans is no less favorable to the Executive than the coverages and benefits required to be provided hereunder; and

(iv)   the Company shall at its sole expense, as incurred, reimburse the Executive up to $5,000 for bona-fide, professional out-placement services.

(b)   Termination and Change of Control. If, during the Term, the Company shall terminate the Executive's employment without Cause in connection with a Change of Control or the Executive shall terminate the Executive's employment with Good Reason in connection with a Change of Control and such termination occurs within 120 days before or 12 months following a Change of Control, the Company shall pay to the Executive in a lump sum in cash within 30 days after the Date of Termination the aggregate of the following amounts:

(i)   the Accrued Obligations;

(ii)   the amount equal to the product of (A) three and (B) the sum of (x) the Executive's annual Base Salary and (y) the Highest Annual Bonus;

(iii)   for three years after the Executive's Date of Termination, or such longer period as may be provided by the terms of the appropriate plan, program, practice or policy, the Company shall continue benefits to the Executive and/or the Executive's family at least equal to those which would have been provided to them in accordance with the plans, programs, practices and policies described in Section 3.3 of this Agreement if the Executive's employment had not been terminated, but not less favorable than that provided to other executives in comparable positions with the Company; provided, however, the Company's obligation hereunder with respect to the foregoing benefits shall be limited to the extent that the Executive obtains any such benefits pursuant to a subsequent employer's benefit plans, in which case the Company may reduce the coverage of any benefits it is required to provide the Executive hereunder so long as the aggregate coverages and benefits of the combined benefit plans is no less favorable to the Executive than the coverages and benefits required to be provided hereunder; and

(iv)   the Company shall at its sole expense, as incurred, reimburse the Executive up to $5,000 for bona-fide, professional out-placement services.

(c)   Death. If the Executive's employment terminates during the Term by reason of the Executive's death, this Agreement shall terminate without further obligations to the Executive's legal representatives under this Agreement, other than for payment of Accrued Obligations and the Highest Annual Bonus prorated through the Date of Termination. Accrued Obligations shall be paid to the Executive's estate or beneficiary, as applicable, in a lump sum in cash within 30 days of the Date of Termination; provided, however, that payment may be deferred until the Executive's executor or personal representative has been appointed and qualified pursuant to the laws in effect in the Executive's jurisdiction of residence at the time of the Executive's death. The Executive's estate and/or beneficiaries shall be entitled to receive, benefits at least equal to the most favorable benefits provided by the Company to the estate and beneficiaries of other executives in comparable positions with the Company under such plans, programs, practices and policies relating to death benefits, if any as in effect on the date of the Executive's death.

(d)   Disability. If the Executive's employment terminates during the Term by reason of the Executive's Disability, this Agreement shall terminate without further obligations to the Executive under this Agreement, other than for payment of Accrued Obligations and the Highest Annual Bonus prorated through the Date of Termination.

(e)   Cause/Voluntary Termination. If the Executive's employment terminates for Cause during the Term, this Agreement shall terminate without further obligations to the Executive other than the obligation to pay to the Executive (A) his annual Base Salary through the Date of Termination to the extent not theretofore paid, (B) the amount of compensation previously deferred by the Executive, (C) accrued vacation through the Date of Termination to the extent not theretofore paid, and (D) the amount of any outstanding expense reimbursements. If the Executive's employment terminates due to the Executive voluntarily termination during the Term other than for Good Reason, this Agreement shall terminate without further obligations to the Executive other than the obligation to pay to the Executive the Accrued Obligations.

(f)   Single Trigger Event. The provisions for payments contained in this Section 6.2 may be triggered only once during the term of this Agreement, so that, for example, should the Executive be terminated because of a Disability and should there thereafter be a Change of Control, then the Executive would be entitled to be paid only under Section 6.2(d) and not under Section 6.2(b) as well. In addition, the Executive shall not be entitled to receive severance benefits of any kind from any wholly owned subsidiary or other affiliated entity of the Company if in connection with the same event of series of events the Severance Payments provided for in this Section 6.2 have been triggered.

7.   Assignment. This Agreement will inure to the benefit of and be binding upon the Company and any of its successors and assigns. In view of the personal nature of the services to be performed under this Agreement by the Executive, the Executive will not have the right to

assign or transfer any of his rights, obligations or benefits under this Agreement. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

8.   Confidential Information.   During the Term of this Agreement and thereafter, the Executive shall not, except as may be required to perform his duties hereunder or as required by applicable law, disclose to others for use, whether directly or indirectly, any Confidential Information regarding the Company. "**Confidential Information**" shall mean information about the Company, its subsidiaries and affiliates, and their respective clients and customers that is not available to the general public and that was learned by the Executive in the course of his employment by the Company, including (without limitation) any data, formulae, information, proprietary knowledge, trade secrets and client and customer lists and all papers, resumes, records and the documents containing such Confidential Information. The Executive acknowledges that such Confidential Information is specialized, unique in nature and of great value to the Company, and that such information gives the Company a competitive advantage. Upon the termination of his employment, the Executive will promptly deliver to the Company all documents (and all copies thereof) containing any Confidential Information.

8.1   Noncompetition.   The Executive agrees that during the Term of this Agreement, he will not, directly or indirectly, without the prior written consent of the Company, provide consultative service with or without pay, own, manage, operate, join, control, participate in, or be connected as a stockholder, partner, or otherwise with any business, individual, partner, firm, corporation, or other entity which is then in competition with the Company or any present affiliate of the Company; provided, however, that the "beneficial ownership" by the Executive, either individually or as a member of a "group," as such terms are used in Regulation 13D of the Exchange Act, of not more than 1% of the voting stock of any publicly held corporation shall not be a violation of this Agreement. It is further expressly agreed that the Company will or would suffer irreparable injury if the Executive were to compete with the Company or any subsidiary or affiliate of the Company in violation of this Agreement and that the Company would by reason of such competition be entitled to injunctive relief in a court of appropriate jurisdiction, and the Executive further consents and stipulates to the entry of such injunctive relief in such a court prohibiting the Executive from competing with the Company or any subsidiary or affiliate of the Company in violation of this Agreement.

8.2   Right to Company Materials.   The Executive agrees that all lists, materials, books, files, reports, correspondence, records, and other documents ("**Company Materials**") used, prepared, or made available to the Executive, shall be and shall remain the property of the Company. Upon the termination of his employment, all Company Materials shall be returned immediately to the Company, and the Executive shall not make or retain any copies thereof.

8.3   Anti-solicitation.   The Executive promises and agrees that during the Term of this Agreement, and if the Executive voluntarily terminates his employment other than for Good

Reason, for a period of one year thereafter, he will not influence or attempt to influence customers, franchisees, landlords, or suppliers of the Company or any of its present or future subsidiaries or affiliates, either directly or indirectly, to divert their business to any individual, partnership, firm, corporation or other entity then in competition with the business of the Company, or any subsidiary or affiliate of the Company.

9.   American Jobs Creation Act of 2004. In the event that either party after consultation with its or his tax adviser reasonably determines that any item payable by the Company to the Executive would be, or is reasonably likely to be, pursuant to Section 409A of the Code, as amended by the American Jobs Creation Act of 2004, P.L. 108-357 or any regulations promulgated thereunder includible in the Executive's gross income in a taxable year before the year(s) in which the Executive actually receives the item, such party shall notify the other party in writing. Any such notice shall specify: (a) in reasonable detail the basis and reasons for such party's determination; (b) any Internal Revenue Service notices, regulations, revenue rulings or procedures, or other authority for the party's determination; and (c) any proposed amendment(s) to this Agreement that the notifying party believes would prevent the inclusion of such item in a tax year before the Executive's actual year of receipt of such item of income. If such notification specifies proposed amendment(s) to this Agreement, the parties agree to negotiate in good faith the terms and conditions of an amendment to this Agreement. *Provided, however,* nothing in this Section 9 shall be construed or interpreted to require the Company to increase any amounts payable to the Executive pursuant to this Agreement or to consent to any amendment that would materially and adversely change the Company's financial accounting or tax treatment of the payments to the Executive under this Agreement.

10.   Miscellaneous.

10.1   Notice. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below, or to such other addresses as either party may have furnished to the other in writing in accordance herewith, except that notice of a change of address shall be effective only upon actual receipt:

Company: HERITAGE COMMERCE CORP
                    150 Almaden Blvd
                    San Jose, Ca 95113
                    Attn: Corporate Secretary

with a copy to   Buchalter, Nemer, Fields & Younger
                    601 South Figueroa Street, Suite 2400
                    Los Angeles, CA 90017
                    Attn: Mark A. Bonenfant, Esq.

Executive: Walter Kaczmarek
                  150 Almaden Boulevard
                  San Jose, CA 95113

10.2   Amendments or Additions. No amendment or additions to this Agreement shall be binding unless in writing and signed by both parties hereto.

10.3   Section Headings. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement.

10.4   Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

10.5   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which together will constitute one and the same instrument.

10.6   Mediation. Prior to engaging in any legal or equitable litigation or other dispute resolution process, regarding any of the terms and conditions of this Agreement between the parties, or concerning the subject matter of the Agreement between the parties, each party specifically agrees to engage in good faith, in a mediation process at the expense of the Company, complying with the procedures provided for under California Evidence Code Sections 1115 through and including 1125, as then currently in effect. The parties further and specifically agree to use their best efforts to reach a mutually agreeable resolution of the matter. The parties understand and specifically agree that should any party to this Agreement refuse to participate in mediation for any reason, the other party will be entitled to seek a court order to enforce this provision in any court of appropriate jurisdiction requiring the dissenting party to attend, participate, and to make a good faith effort in the mediation process to reach a mutually agreeable resolution of the matter.

10.7   THE COMPANY AND THE EXECUTIVE HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN. THE COMPANY AND THE EXECUTIVE REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

10.8   Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Executive and such officer as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

10.9   Entire Agreement. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

10.10   Governing Law.   The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California without regard to its conflicts of law principles.

10.11   Withholding.   Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law.

10.12   Attorney Fees. In the event of any action, suit or proceeding brought under or in connection with this Agreement, the prevailing party therein shall be entitled to recover, and the other party hereto agrees to pay, the prevailing party's costs and expenses in connection therewith, including reasonable attorneys' fees.

10.13   Survival. The provisions of this Agreement that may be reasonably interpreted as surviving termination of this Agreement, including Sections 8.1, 8.2, 8.3, 10.6, 10.7, 10.10 10.11 and 10.12 shall continue in effect after termination of this Agreement.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement on the date first indicated above.

COMPANY:

HERITAGE COMMERCE CORP,
a California corporation,

By: _____
        William J. Del Biaggio, Jr.
        Chairman Of The Board

EXECUTIVE:

By: _____
        Walter Kaczmarek